September 26, 2005

                                                                   Via U.S. Mail

Mr. Derek Swanson
Staff Attorney
Division of Corporate Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F. St NE
Washington, DC 20549
(202) 551-3366

RE:      Execute Sports, Inc. Comment Letter dated September 8, 2005
         Form SB2/A
         File No. 333-125868

Dear Mr. Swanson,

In response to your comments in your letter dated September 23, 2005 regarding our amended Form SB-2, we have made enclosed the following responses 1 through 7.

Sincerely,

Donald Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673

Re Comment 1: We added the following explanation of events and circumstances that occurred in the second half of 2004 that resulted in gross loss of approximately $131,000 on sales of $267,000:

During the second half of fiscal year 2004, the Company achieved sales of $266,671 and a gross loss of $131,420. The gross loss was primarily due to $112,262 of inventory adjustments related to damaged goods and an inventory revaluation to the lower of cost or market.

Re: Comment 2 and 3: We made a mistake in our disclosure that the 2004 inventory write down was included in Selling, general and administrative expenses. Upon further review of our financial data, we noted that the $106 thousand write down of inventory to the lower of cost or market was, in fact, included and represented in the Cost of goods sold.

We are updating our disclosure on page 34 and our notes to the December 31, 2004 financial statement Note C, Inventory.

Page 31, paragraph 5

Results of Operations for the Years Ended December 31, 2004 and December 31,
2003

Inventory decreased $187 thousand to $112 thousand as of December 31, 2004 compared to $299 thousand as of December 31, 2003. The decrease was primarily the result of a physical inventory and periodic assessment that resulted in a $106 thousand write-down of inventory to the lower of cost or market with the remaining $81 thousand decrease due to improved inventory management and purchasing of product against specific purchase orders rather than for stock. The inventory write down was expensed in 2004 and is included in cost of goods sold.

December 31, 2004 financial statement notes page F-13

NOTE C - INVENTORY

Inventories are comprised of finished goods ready for resale and are stated at the lower of cost or market, as determined using the average costing method. During the year ended December 31, 2004, the Company took a $106 thousand charge to cost of goods sold to reduce inventory to the lower of cost or market. The following table represents the major components of inventory at December 31, 2004 and 2003.

            --------------------------------------------------------
                                           2004              2003
            --------------------------------------------------------
            Finished goods               $111,741          $299,186
                                         ========          ========
            --------------------------------------------------------

Re: Comment 4. We inadvertently included the weighted average shares outstanding in the Statement of Operations under the Three Months Ended June 30, 2004 column and have moved the 7,532,196 shares and related EPS calculation to the Column for the Six Months Ended June 30, 2005.

In addition, we have updated the table on page 4 to show these shares and related EPS as well as our disclosure on page 29.

We have amended our table for the Statement of Operations for the June 30, 2005 period to show the 7,532,196 shares in the 6 months ended June 30, 2005 column on pages 29 and F-25:

EXECUTE SPORTS, INC.
(formerly Padova International U.S.A., Inc.)
Statements of Operations
Three and Six Months Ended June 30, 2005 and 2004
(Unaudited)
====================================================================================================================================

                                                                  Three Months Ended                     Six Months Ended
                                                                       June 30,                               June 30,
                                                           --------------------------------        --------------------------------
                                                               2005                2004                2005                2004
                                                           ------------        ------------        ------------        ------------
REVENUES
       Sales                                               $    580,498        $    490,906        $  1,258,893        $  1,117,517
       Cost of sales                                            460,924             358,825             880,230             737,222
                                                           ------------        ------------        ------------        ------------
          Gross profit                                          119,574             132,081             378,663             380,295

EXPENSES
       General and administrative expenses                    2,564,605              65,902           2,729,722             146,944
       Selling and advertising                                   63,563              50,746             109,272             122,720
       Depreciation expense                                       1,488               1,583               2,977               3,130
                                                           ------------        ------------        ------------        ------------
          Total expense                                       2,629,656             118,231           2,841,970             272,793

          Income (loss) from operations                      (2,510,081)             13,849          (2,463,307)            107,501

OTHER INCOME AND EXPENSES
       Interest income                                               --                  --                  --                   1
       Interest expense                                           4,520              25,591              55,676              58,952
                                                           ------------        ------------        ------------        ------------
          Total other income and expenses                        (4,520)            (25,591)            (55,676)            (58,951)
                                                           ------------        ------------        ------------        ------------

       NET INCOME (LOSS)                                   $ (2,514,601)       $    (11,741)       $ (2,518,983)       $     48,550
                                                           ============        ============        ============        ============

       Weighted average shares outstanding                   13,688,039                  --           7,532,196                  --
                                                           ============        ============        ============        ============

       Earnings per share                                  $     (0.184)       $         --        $     (0.334)       $         --
                                                           ============        ============        ============        ============

We have also amended the shares out and EPS calculation for the 6 months ended June 30, 2005 in our table in the Financial Summary Data section as follows:

                                                                 Year ended December 31,                Six Months ended June 30,
                                                            -------------------------------         -------------------------------
                                                                2004                2003                2005                2004
                                                            -----------         -----------         -----------         -----------
Revenues                                                    $ 1,384,188         $   726,048         $ 1,258,893         $ 1,117,517

Operating Expenses                                              630,216             295,991           2,841,970             272,793

Net (Loss) Income                                              (540,490)           (288,854)         (2,518,983)             48,550
Weighted Avg. Shares Out                                        224,773                  --           7,532,196                  --
Net (Loss) Income Per Common Share
     Basic and Diluted                                      $     (2.40)                 --         $    (0.334)                 --

                                                                 Year ended December 31,                Six Months ended June 30,
                                                            -------------------------------         -------------------------------
                                                               2004                2003                2005                2004
                                                            -----------         -----------         -----------         -----------
Cashflows Used in Operating Activities                         (127,222)           (250,413)           (437,506)            (26,183)
Net loss                                                       (540,490)           (288,854)         (2,518,983)             48,550

Cash and Cash Equivalents (end of period)                         5,154              40,244              52,060              32,405

Total Current Assets                                            306,110             424,238           1,457,412             607,259
Total Assets                                                    327,916             447,567           1,476,241             628,218
Total Current Liabilities                                     1,137,925             886,586           1,162,071           1,018,687
Total Stockholder's Equity                                     (810,009)           (439,019)            314,170            (390,470)

Re: Comment 5. We have replaced the previously filed Exhibit 16.1 with the revised letter in referred to in our second set of responses to your comments. In addition, we have filed a currently dated consent from Traci J. Anderson as
Exhibit 23.3.

Re: Comment 6: We have filed a currently dated consent from Bedinger & Company as Exhibit 23.1.

Re: Comment 7: We have filed a revised Exhibit 10.20 dated June 5, 2005.